Pricing Supplement No. IR-73 To the Product Supplement No. IR-I dated May 4, 2015 Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 October 17, 2016
$20,400,000 Fixed to Floating Rate Securities due October 20, 2026 Linked to the Performance of the 10-Year U.S. Dollar ICE Swap Rate

General

•	At maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date, if any. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	For each Interest Period, we will pay interest at an Interest Rate of (i) from and including the Settlement Date to but excluding October 20, 2019, 4.00% per annum and (ii) from and including October 20, 2019 to but excluding the Maturity Date, a variable rate per annum equal to the 10-Year U.S. Dollar ICE Swap Rate as of the applicable Interest Determination Date, subject to the minimum interest rate of 0.00% per annum.

•	Senior unsecured obligations of Credit Suisse maturing October 20, 2026.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities priced on October 17, 2016 (the “Trade Date”) and are expected to settle on October 20, 2016 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$21.03	$978.97
Total	$20,400,000.00	$429,012.00	$19,970,988.00

(1) Certain fiduciary accounts may pay a purchase price of at least $978.97 per $1,000 principal amount of securities, and the placement agent will forgo any fees with respect to such sales.

(2) Incapital LLC will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates of $21.03 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution” on the last page of this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $963.80 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Incapital LLC

Placement Agent

October 17, 2016

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:	At maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date, if any. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Reference Rate:

The 10-Year U.S. Dollar ICE Swap Rate, which is, on any U.S. Government Securities Business Day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page <ICESWAP1> or any successor page thereto at approximately 11:00 a.m. New York City time for such U.S. Government Securities Business Day. The Reference Rate measures the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a term of ten years. The Reference Rate is one of the market-accepted indicators of medium to longer-term interest rates. The Reference Rate is calculated by ICE Benchmark Administration Limited, the benchmark administrator of the Reference Rate, based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps with a 10-year maturity that are sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

Reference Rate Fallback Provisions:	If the Reference Rate is not displayed on the Reuters Screen ICESWAP1 Page by 11:00 a.m. New York City time on any U.S. Government Securities Business Day on which the Reference Rate must be determined, the Reference Rate for such U.S. Government Securities Business Day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a ten year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. For additional information on LIBOR, see “Description of Debt Securities — Interest and Interest Rates — LIBOR Notes” in the accompanying prospectus supplement. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the Reference Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.
Interest Rate:	For each Interest Period, we will pay interest at an Interest Rate of:
• From and including the Settlement Date to but excluding October 20, 2019: 4.00% per annum.
• From and including October 20, 2019 to but excluding the Maturity Date (the “Floating Interest Rate Period”): a variable rate per annum equal to the Reference Rate applicable to such Interest Period, subject to the Minimum Interest Rate.
For each Interest Period during the Floating Interest Rate Period, the Reference Rate will be determined on the Interest Determination Date immediately preceding such Interest Period.
Interest Periods:	The period from and including the Settlement Date to but excluding the first scheduled Interest Payment Date, and each successive period from and including a scheduled Interest Payment Date to but excluding the next succeeding scheduled Interest Payment Date.
Interest Payment Dates:	Interest payments will be made quarterly on the 20th day of each January, April, July and October, beginning on January 20, 2017; provided that if any such day is not a Business Day, that interest payment will be payable on the first following Business Day. The amount of any interest payment, if any, will not be adjusted in respect of any postponement of an Interest Payment Date and no interest payment will be payable on the securities because of any such postponement of an Interest Payment Date. Interest payments will be payable to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date, provided that the interest payment payable on the Maturity Date will be payable to the person to whom the Redemption Amount is payable.

Interest Determination Dates:	For each Interest Period commencing on or after October 20, 2019, two U.S. Government Securities Business Days prior to the first day of such Interest Period.
Day Count Convention:	For each Interest Period, 30/360 unadjusted.
Minimum Interest Rate:	0.00% per annum during the Floating Interest Rate Period
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Maturity Date:	October 20, 2026. If the scheduled Maturity Date is not a Business Day, the Maturity Date will be postponed to the next following Business Day. No additional interest or any other payment will be payable because of any postponement of the Maturity Date.
CUSIP:	22548QL37

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003532/dp55849_424b2-ir1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE HISTORICAL PERFORMANCE OF THE REFERENCE RATE IS NOT AN INDICATION OF FUTURE PERFORMANCE — The historical performance of the Reference Rate should not be taken as an indication of future performance during the term of the securities. Changes in the levels of the Reference Rate will affect the trading price of the securities, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the Reference Rate will be positive.

•	DURING THE FLOATING INTEREST RATE PERIOD, THE SECURITIES DO NOT PROVIDE FOR REGULAR FIXED INTEREST PAYMENTS — Unlike conventional debt securities, the securities do not provide for regular fixed interest payments for the entire term of the securities. The amount of interest payments you receive, if any, during the Floating Interest Rate Period, will depend on the Reference Rate. Accordingly, there can be no assurance that you will receive an interest payment on any Interest Payment Date during the Floating Interest Rate Period. Thus, the securities are not a suitable investment for investors who require regular fixed income payments, since the interest payments during the Floating Interest Rate Period are variable and may be zero. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Furthermore, regardless of the amount of any payment you receive on the securities, you may nevertheless suffer a loss on your investment in the securities in real value terms. This is because inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest, and because an investment in the securities represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit

Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS —We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date is less than the Price to Public.” Therefore, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Reference Rate;

o	the time to maturity of the securities;

o	changes in U.S. interest and swap rates;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the interest and yield rates or markets generally; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 3, 2001 to October 17, 2016. The Reference Rate on October 17, 2016 was 1.605%. The historical levels of the Reference Rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg, without independent verification.

Material United States Federal Income Tax Considerations

The following discussion supplements, or to the extent inconsistent therewith, amends and modifies, the discussion in the Product Supplement under the heading “Material United States Federal Income Tax Considerations” and, except as expressly provided below, it is subject to the assumptions, qualifications and limitations set forth therein.

Characterization of the Notes

Under current law, in the opinion of our special tax counsel, Milbank, Tweed, Hadley & McCloy LLP, the notes should be treated for United States federal income tax purposes as variable rate debt instruments. If the notes do not qualify as variable rate debt instruments under the applicable regulations, then they should be treated as contingent payment debt instruments, as described in the “Material United States Federal Income Tax Considerations” section of the Product Supplement.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

We will treat the notes as “variable rate debt instruments” that provide for a “single fixed rate” followed by a “qualified floating rate” (“QFR”) for U.S. federal income tax purposes. The determination that any notes subject to a cap, floor, or governor that is not fixed throughout the term of the notes pay interest at a QFR is, in part, based on the issuer’s determination that the cap, floor, or governor, as applicable, is not reasonably expected as of the issue date to significantly affect the yield on the notes. To determine the amount of qualified stated interest and original issue discount (“OID”), if any, the notes are issued with, an equivalent fixed rate debt instrument must be constructed pursuant to the following rules: (i) first, the single fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). If the fixed rate substitute of the QFR determined by reference to the fixed rate portion of the notes (i.e., the QFR determined in clause (i) above) differs from the fixed rate substitute for the QFR portion of the notes by more than a de minimis amount, the notes will be treated as issued with OID. Based on the application of these rules to the notes, the determination of whether the notes should be treated as issued with OID will depend on the market conditions on the date the notes are issued for U.S. federal income tax purposes.

Qualified stated interest on the notes will generally be taxable to a U.S. Holder (as defined in the Product Supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the notes are issued with OID, a U.S. Holder will be required to include the OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of the U.S. Holder’s method of accounting. Accordingly, a U.S. Holder of notes issued with OID generally will recognize taxable income for a taxable year in an amount that differs from the amount of cash received in that taxable year. The determination of whether the notes are issued with OID will be made on the issue date for the notes and information regarding such determination may be provided as an exhibit to the final pricing supplement or obtained by a note holder by contacting in writing the Credit Suisse Tax Department at One Madison Avenue, Fourth Floor, New York, New York 10010.

Upon the sale or any other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued qualified stated interest, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of the note to the U.S. Holder, increased by the amounts of OID previously included in income by the U.S. Holder with respect to the note and reduced by any payments other than qualified stated interest received by the U.S. Holder. Gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition. The deductibility of net capital losses by individuals and corporations are subject to limitations.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the notes.

Notes Held Through Foreign Entities

Under sections of the Hiring Incentives to Restore Employment Act commonly referred to as “FATCA” and finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” means any withholdable payment and any foreign passthru payment.  To avoid becoming subject to the 30% withholding tax on payments to them, a payor and other foreign financial institutions may be required to report information to the IRS regarding the holders of the notes and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes.  FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is issued on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to final regulations, subject to certain exceptions, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or, for tax years beginning after December 31, 2015, a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Notes Held through Foreign Entities” above, under current law, payments made with respect to the notes to a Non-U.S. Holders (as defined in the Product Supplement) that has no connection with the United States other than holding its notes generally will not be subject to U.S. federal withholding tax provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distributor accession confirmation with Incapital LLC dated March 23, 2012, Incapital LLC will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates of $21.03 per $1,000 principal amount of the securities and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the securities more than three Business Days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Exhibit A

Credit Suisse, Nassau Branch

Fixed to Floating Rate Securities Due October 20, 2026

Linked to the Performance of the 10-Year U.S. Dollar ICE Swap Rate

Original Issue Discount Schedule

Principal Amount: $20,400,000

Payment Dates	Beginning Adjusted Issue Price	Accrual	Projected Payment	Ending Adjusted Issue Price	Qualified Stated Interest	Original Issue Discount	Original Issue Discount (Daily)
20-Jan-17	$20,400,000.00	$115,833.63	$188,220.60	$20,327,613.03	$81,120.60	$34,713.03	$385.70
20-Apr-17	$20,327,613.03	$115,422.60	$188,220.60	$20,254,815.03	$81,120.60	$34,302.00	$381.13
20-Jul-17	$20,254,815.03	$115,009.25	$188,220.60	$20,181,603.68	$81,120.60	$33,888.65	$376.54
20-Oct-17	$20,181,603.68	$114,593.55	$188,220.60	$20,107,976.62	$81,120.60	$33,472.95	$371.92
20-Jan-18	$20,107,976.62	$114,175.48	$188,220.60	$20,033,931.51	$81,120.60	$33,054.88	$367.28
20-Apr-18	$20,033,931.51	$113,755.05	$188,220.60	$19,959,465.95	$81,120.60	$32,634.45	$362.60
20-Jul-18	$19,959,465.95	$113,332.22	$188,220.60	$19,884,577.57	$81,120.60	$32,211.62	$357.91
20-Oct-18	$19,884,577.57	$112,907.00	$188,220.60	$19,809,263.97	$81,120.60	$31,786.40	$353.18
20-Jan-19	$19,809,263.97	$112,479.36	$188,220.60	$19,733,522.72	$81,120.60	$31,358.76	$348.43
20-Apr-19	$19,733,522.72	$112,049.29	$188,220.60	$19,657,351.41	$81,120.60	$30,928.69	$343.65
20-Jul-19	$19,657,351.41	$111,616.78	$188,220.60	$19,580,747.59	$81,120.60	$30,496.18	$338.85
20-Oct-19	$19,580,747.59	$111,181.81	$188,220.60	$19,503,708.81	$81,120.60	$30,061.21	$334.01
20-Jan-20	$19,503,708.81	$110,744.38	$81,120.60	$19,533,332.58	$81,120.60	$29,623.78	$329.15
20-Apr-20	$19,533,332.58	$110,912.59	$81,120.60	$19,563,124.57	$81,120.60	$29,791.99	$331.02
20-Jul-20	$19,563,124.57	$111,081.75	$81,120.60	$19,593,085.72	$81,120.60	$29,961.15	$332.90
20-Oct-20	$19,593,085.72	$111,251.87	$81,120.60	$19,623,216.99	$81,120.60	$30,131.27	$334.79
20-Jan-21	$19,623,216.99	$111,422.96	$81,120.60	$19,653,519.35	$81,120.60	$30,302.36	$336.69
20-Apr-21	$19,653,519.35	$111,595.02	$81,120.60	$19,683,993.77	$81,120.60	$30,474.42	$338.60
20-Jul-21	$19,683,993.77	$111,768.06	$81,120.60	$19,714,641.22	$81,120.60	$30,647.46	$340.53
20-Oct-21	$19,714,641.22	$111,942.08	$81,120.60	$19,745,462.70	$81,120.60	$30,821.48	$342.46
20-Jan-22	$19,745,462.70	$112,117.09	$81,120.60	$19,776,459.18	$81,120.60	$30,996.49	$344.41
20-Apr-22	$19,776,459.18	$112,293.09	$81,120.60	$19,807,631.67	$81,120.60	$31,172.49	$346.36
20-Jul-22	$19,807,631.67	$112,470.09	$81,120.60	$19,838,981.16	$81,120.60	$31,349.49	$348.33
20-Oct-22	$19,838,981.16	$112,648.09	$81,120.60	$19,870,508.65	$81,120.60	$31,527.49	$350.31
20-Jan-23	$19,870,508.65	$112,827.11	$81,120.60	$19,902,215.16	$81,120.60	$31,706.51	$352.29
20-Apr-23	$19,902,215.16	$113,007.14	$81,120.60	$19,934,101.71	$81,120.60	$31,886.54	$354.29
20-Jul-23	$19,934,101.71	$113,188.20	$81,120.60	$19,966,169.31	$81,120.60	$32,067.60	$356.31
20-Oct-23	$19,966,169.31	$113,370.28	$81,120.60	$19,998,418.99	$81,120.60	$32,249.68	$358.33
20-Jan-24	$19,998,418.99	$113,553.40	$81,120.60	$20,030,851.79	$81,120.60	$32,432.80	$360.36
20-Apr-24	$20,030,851.79	$113,737.56	$81,120.60	$20,063,468.75	$81,120.60	$32,616.96	$362.41
20-Jul-24	$20,063,468.75	$113,922.76	$81,120.60	$20,096,270.91	$81,120.60	$32,802.16	$364.47
20-Oct-24	$20,096,270.91	$114,109.02	$81,120.60	$20,129,259.33	$81,120.60	$32,988.42	$366.54

20-Jan-25	$20,129,259.33	$114,296.33	$81,120.60	$20,162,435.06	$81,120.60	$33,175.73	$368.62
20-Apr-25	$20,162,435.06	$114,484.70	$81,120.60	$20,195,799.16	$81,120.60	$33,364.10	$370.71
20-Jul-25	$20,195,799.16	$114,674.15	$81,120.60	$20,229,352.71	$81,120.60	$33,553.55	$372.82
20-Oct-25	$20,229,352.71	$114,864.67	$81,120.60	$20,263,096.78	$81,120.60	$33,744.07	$374.93
20-Jan-26	$20,263,096.78	$115,056.27	$81,120.60	$20,297,032.45	$81,120.60	$33,935.67	$377.06
20-Apr-26	$20,297,032.45	$115,248.96	$81,120.60	$20,331,160.82	$81,120.60	$34,128.36	$379.20
20-Jul-26	$20,331,160.82	$115,442.75	$81,120.60	$20,365,482.97	$81,120.60	$34,322.15	$381.36
20-Oct-26	$20,365,482.97	$115,637.63	$20,481,120.60	$0.00	$81,120.60	$34,517.03	$383.52

Principal Amount: $1,000

Payment Dates	Beginning Adjusted Issue Price	Accrual	Projected Payment	Ending Adjusted Issue Price	Qualified Stated Interest	Original Issue Discount	Original Issue Discount (Daily)
20-Jan-17	$1,000.00	$5.68	$9.23	$996.45	$3.98	$1.70	0.018907
20-Apr-17	$996.45	$5.66	$9.23	$992.88	$3.98	$1.68	0.018683
20-Jul-17	$992.88	$5.64	$9.23	$989.29	$3.98	$1.66	0.018458
20-Oct-17	$989.29	$5.62	$9.23	$985.69	$3.98	$1.64	0.018231
20-Jan-18	$985.69	$5.60	$9.23	$982.06	$3.98	$1.62	0.018004
20-Apr-18	$982.06	$5.58	$9.23	$978.41	$3.98	$1.60	0.017775
20-Jul-18	$978.41	$5.56	$9.23	$974.73	$3.98	$1.58	0.017544
20-Oct-18	$974.73	$5.53	$9.23	$971.04	$3.98	$1.56	0.017313
20-Jan-19	$971.04	$5.51	$9.23	$967.33	$3.98	$1.54	0.017080
20-Apr-19	$967.33	$5.49	$9.23	$963.60	$3.98	$1.52	0.016846
20-Jul-19	$963.60	$5.47	$9.23	$959.84	$3.98	$1.49	0.016610
20-Oct-19	$959.84	$5.45	$9.23	$956.06	$3.98	$1.47	0.016373
20-Jan-20	$956.06	$5.43	$3.98	$957.52	$3.98	$1.45	0.016135
20-Apr-20	$957.52	$5.44	$3.98	$958.98	$3.98	$1.46	0.016227
20-Jul-20	$958.98	$5.45	$3.98	$960.45	$3.98	$1.47	0.016319
20-Oct-20	$960.45	$5.45	$3.98	$961.92	$3.98	$1.48	0.016411
20-Jan-21	$961.92	$5.46	$3.98	$963.41	$3.98	$1.49	0.016505
20-Apr-21	$963.41	$5.47	$3.98	$964.90	$3.98	$1.49	0.016598
20-Jul-21	$964.90	$5.48	$3.98	$966.40	$3.98	$1.50	0.016693
20-Oct-21	$966.40	$5.49	$3.98	$967.91	$3.98	$1.51	0.016787
20-Jan-22	$967.91	$5.50	$3.98	$969.43	$3.98	$1.52	0.016883
20-Apr-22	$969.43	$5.50	$3.98	$970.96	$3.98	$1.53	0.016978
20-Jul-22	$970.96	$5.51	$3.98	$972.50	$3.98	$1.54	0.017075
20-Oct-22	$972.50	$5.52	$3.98	$974.04	$3.98	$1.55	0.017172
20-Jan-23	$974.04	$5.53	$3.98	$975.60	$3.98	$1.55	0.017269
20-Apr-23	$975.60	$5.54	$3.98	$977.16	$3.98	$1.56	0.017367
20-Jul-23	$977.16	$5.55	$3.98	$978.73	$3.98	$1.57	0.017466
20-Oct-23	$978.73	$5.56	$3.98	$980.31	$3.98	$1.58	0.017565
20-Jan-24	$980.31	$5.57	$3.98	$981.90	$3.98	$1.59	0.017665

20-Apr-24	$981.90	$5.58	$3.98	$983.50	$3.98	$1.60	0.017765
20-Jul-24	$983.50	$5.58	$3.98	$985.11	$3.98	$1.61	0.017866
20-Oct-24	$985.11	$5.59	$3.98	$986.73	$3.98	$1.62	0.017968
20-Jan-25	$986.73	$5.60	$3.98	$988.35	$3.98	$1.63	0.018070
20-Apr-25	$988.35	$5.61	$3.98	$989.99	$3.98	$1.64	0.018172
20-Jul-25	$989.99	$5.62	$3.98	$991.63	$3.98	$1.64	0.018275
20-Oct-25	$991.63	$5.63	$3.98	$993.29	$3.98	$1.65	0.018379
20-Jan-26	$993.29	$5.64	$3.98	$994.95	$3.98	$1.66	0.018483
20-Apr-26	$994.95	$5.65	$3.98	$996.63	$3.98	$1.67	0.018588
20-Jul-26	$996.63	$5.66	$3.98	$998.31	$3.98	$1.68	0.018694
20-Oct-26	$998.31	$5.67	$1,003.98	$0.00	$3.98	$1.69	0.018800

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the securities offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such securities will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the securities. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated September 9, 2016 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on September 9, 2016. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the securities, the trustee’s authorization, execution and delivery of the indenture and its authentication of the securities, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated September 9, 2016, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on September 9, 2016. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse